EXHIBIT 99.04

The amendment of Annual Report 2015

Date of events: 2016/09/30

Contents:

1.Date of occurrence of the event:2016/09/30

2.Company name: Chunghwa Telecom Co., Ltd.

3.Relationship to the Company (please enter ”head office” or ”subsidiaries”):head office

4.Reciprocal shareholding ratios: N/A

5.Cause of occurrence: To amend the Annual Report 2015 on cover page and page 54.

6.Countermeasures:To upload the amended version of Annual Report 2015

7.Any other matters that need to be specified: None